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     HOLLINGER INC. STATEMENT ON RULING BY DELAWARE CHANCERY COURT DECISION





Toronto, Canada, February 26, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B; HLG.PR.C) issued the following statement in response to a ruling issued today by Vice Chancellor Leo E. Strine, Jr. in Delaware Chancery Court:

"Hollinger Inc. and Lord Black respectfully disagree with Vice Chancellor Strine's view of the facts and equities in his decision. They nonetheless recognize that the decision points the way to a realization of full value for shareholders of both Hollinger Inc. and Hollinger International Inc. through the active pursuit of the strategic process being conducted for International by Lazard LLC. Both Hollinger Inc. and Lord Black look forward to the prompt and effective pursuit of Lazard's work, and to the presentation to International and Hollinger of a course producing value superior to that presented by the Barclays' tender offer for Hollinger and proposed bid for International."

Hollinger's principal asset is its approximately 72.4% voting and 30.0% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media Contact:

Jim Badenhausen
646-805-2006